Exhibit 99.1 2026 CEO Investor Day Group Portfolio Transformation Strategy Extend the Reach: From Steel to Lithium & Energy to shape the future July 2, 2026 1

Disclaimer 63

Pathway to Growth As a business group, we have extended our reach from local to global and from Steel to Critical Materials to galvanize undeterred growth. Business Evolution: Genesis: Global Diversification Materials Leader Steel Expansion •••• •••• • 22

Key Initiatives to Drive Innovation In 2024, key initiatives were identified to seek sustainable growth; they defined the intrinsic competence underlying each business and prompted management system innovations. Rechargeable Battery Materials (RBM) Management System Restructuring & New Business Steel 33

Key Shifts in Business Landscape Structural change is essential for the business to respond to the increasingly uncertain market environment, i.e., supply chain fragmentation, accelerating GX and AX. Geopolitical risks and trade Stronger decarbonization barriers shake supply chains efforts, e.g., electrification AI-driven Industrial Revolution The dynamic market conditions present opportunities to enhance our portfolio 44

Evolution of Business Mix In addition to Steel and Materials, we seek to extend our scope to include critical Resources, to serve as industrial security asset and an engine of our future growth. Steel Materials Resources 55

Steel With overseas growth investment and enhanced native competence, we will overcome the challenges of stagnant growth and global fragmentation to maintain our lead in global competitiveness. Overseas Growth Native Investment Competence Secure growth momentum and Achieve technology-driven profitability in promising cost & product innovation and global markets timely transition to carbon-reduced processes 66

Overseas Growth Investment Enhanced Native Competence In high-growth, high-profit overseas markets, our target is to expand overseas crude steel production to10Mtpa by 2031. The outcomes of overseas investments will feed into our decarbonization efforts India U.S. and R&D of high value-added products to boost native competence; hence, we will establish a virtuous cycle Profitability by country Indonesia (3-yr OP margin of major steelmakers) India USA Indonesia Korea 7

Overseas Growth Investment Enhanced Native Competence Through technology-driven product and cost innovation and a timely and financially viable GX, the company will lead the coming industrial changes in Korea. Market Cost Timely leadership Innovation Decarbonization Boost technology-driven growth of Focus capacity on large Develop carbon-reduction technology 8 key strategic products process-wide projects Optimize facility to respond to Increase EAF production of [Pohang Works] market changes high-end steel Advanced steel for new energy Drive energy independence, e.g., Operate HyREX demo plant [Gwangyang Works] self-power generation Specialized steel for new mobility 88

Lithium + α We will step forth as the vital supplier of strategic resources with a focus on lithium; hence, we will secure the growth driver in the face of decarbonization and new mobility while assisting next generation industries with reliable supply chains. Lithium CAM, AAM Rare Earths Secure prominent assets and Diversify product mix and Expand supply chain of advanced technology to emerge build reliable supply chains critical minerals, as a top-tier global player i.e., rare earths, rare and specialty gases 99

Lithium CAM& AAM Recycling Rare Earths Rare & Specialty Gases Our goal is to expand lithium production capacity to 173Ktpa and become a top 5 global supplier by 2033, fueled by P-Argentina’ shift to operating profit and the acquisition of prominent ore lithium assets. Brine Operating Lithium 100Kt surplus Ownership stake in Ore Mineral Resources 73Kt Lithium mines 10

Lithium CAM& AAM Recycling Rare Earths Rare & Specialty Gases By diversifying the product mix and establishing reliable supply chains, we will enhance competence of our CAM and AAM business to get ahead of the rapidly changing market. CAM AAM Natural Artificial 1) LFP NCM graphite graphite •• Raw materials • Spherical graphite 11

Lithium CAM& AAM Recycling Rare Earths Rare & Specialty Gases We will expand our recycling business in pace with the global decarbonization initiative and growth of circular economy in batteries. POSCO group’s Source raw materials recycling technology and seek policy (POSCO HY Clean Metal) support with partners Timely entry into the global recycling ecosystem 12

Lithium CAM& AAM Recycling Rare Earths Rare & Specialty Gases We will build a global rare earth supply chain to provide critical minerals essential to future industries, i.e., EV, robotics, AI data centers. Rare Earth Full Value Chain Production plan → 13

Lithium CAM& AAM Recycling Rare Earths Rare & Specialty Gases By driving domestic production of rare and specialty gases used in advanced sectors, we will identify profitable opportunities and provide a reliable supply chain to future industries. Production Raw materials Advanced Industry •• • • • • 14

Energy Geopolitical risks are now a constant. By growing the LNG and renewable business, the company will boost self-sufficiency rate of energy resources to become a reliable supplier of sustainable energy. Renewable LNG Energy (RE) Expand value chain to maximize Boost development capacity to profit from LNG, the bridge fuel in the respond to carbon reduction and energy transition future power demand 15

LNG RE & Next-Generation Energy In the increasingly profitable LNG business, the focus will be to grow each link of the value chain and enhance global operation. Stronger global synergy in the Upstream Downstream Midstream Expand gas field assets Diversify business model Enhance trading capacity Myanmar gas fields, Revamp of Incheon Plan 3&4, to capitalize Australian Senex project, license for Gwangyang Alaska LNG project on rising LNG trade volume district power supply 16

LNG RE & Next-Generation Energy Entry into the renewable energy business will help to respond to decarbonization and prepare for the post-LNG era . Offshore wind Solar + BESS* Combine affiliate capacity Develop and operate low-risk projects for phased entry into the full value chain with local partners Build next-generation energy value chain Biodiesel, that spans palm oil, biodiesel, and SAF* SAF 17 17 Z Z

New Business To secure momentum for future growth, promising business items will be developed as new business engines. Physical AI Steelmaking field data Secure Develop Enhance + Automated production and technology platform smart manufacturing experience Power infrastructure New mobility materials Decarbonization&recycling 18

Business Identity & Portfolio Strategy As the national supplier of critical resources, POSCO group will build the Triple-Core Portfolio, comprised of Industrial, Strategic, and Energy Resources, to balance stability and growth and enhance the industrial supply chain. National Supplier of Critical Resources Industrial Strategic Energy Steel Lithium, CAM, AAM, rare earths LNG · renewables Triple-Core Portfolio 19

We will expand the scope of our core business from a focus on Industrial Resource to include Strategic and Energy Resources, building a portfolio that offers sustainability and balance. 5.7% 21.3% 20

With a track record of turning challenges into momentum for growth, POSCO group will move with unwavering commitment to complete its new portfolio strategy to open a novel chapter in our business group value. National Supplier of Critical Resources Industrial Strategic Energy 21 21

Lithium & New Business Strategy From Invest to Harvest 22

Brine Li Update New Business Li Since the initial acquisition of the Argetine brine lake in 2018, the brine lithium business made the shift in March to register an operating surplus through construction and ramp-up of local processing capacity. Aug. ’18. Oct. ’24 Mar. ’26 Shift to surplus 100% Argentina Phase 1 Phase 1 brine lake Plant commercial-scale acquisition commissioned production kickoff 23% 23

Brine Li Update New Business Li By granting RIGI eligibility, Argentina will offer government support, e.g., tax benefit, for Phase 2 plant construction, giving added assurance to project success. RIGI* Benefits 59% New trade Lower Export tax FX regulation 55% corporate tax exemption* benefits 41% exemption 35% 25% 4.5% 0% 34% 22% 13% 24

Li | Ore Li Update | New Business

For ore lithium, we have partnered with Mineral Resources (MinRes) of Australia. Through a JV project, we plan to build **a foundation to expand our smelting business** and generate **financial gain from equity ownership.**

Aligned to the strategy to acquire assets during market downturn, the MinRes JV provides global top-tier mine ownership

POSCO HOLDINGS 30% | MINERAL RESOURCES 70%

Intermediate JV holding company

	Wodgina Mine 50%	Mt.Marion Mine 50%
Reserve volume (LCE)	6,200Kt	2,200Kt
Ore grade (Li2O)	5.5%	3.0~5.0%
Production capacity	750Ktpa	414Ktpa

Lithium concentrate offtake

187Ktpa+

Profit valued by equity method

KRW 200 bil. pa*

Equity-based Profit Outlook by Li Px Scenario



Li price
(unit : KRW100 bil.)
4.0
4.5
$30,000/ton
2.1
2.3
$20,000/ton
$15,000/ton
1.1
1.3
'26
'27
'28

* Fair concentrate ratio (9.7%) applied to lithium price, using FX rate of 1,390 to a dollar (KRW/USD).

25

Brine Li Strategy New Business Li In POSCO Argentina, we will make early investment into brine lithium plant phases 3 & 4 to reach100Kt LH & LC capacity. Leverage the experience gained in phases 1 & 2 to begin phases 3 & 4 investment in advance, focusing on LC to promise higher growth potential Lithium ▪ Approval (’30) Carbonate (LC) Phase 4 ▪ Commissioning (’33) 25Kt 100Kt ▪ Approval (’27) Phase 3 ▪ Commissioning (’30) 25Kt Lithium Hydroxide (LH) ▪ Commissioned Phase 2 25Kt (Q4 ’26) ▪ Commissioned Phase 1 (Q4 ’24) 25Kt 26

Li Ore Li Strategy New Business

By utilizing concentrate offtake volume from MinRes of Australia, we will expand smelting operations to achieve the **73Kt production system**.


73Kt

Additional **30Kt**

Client-partnered smelting project

- Approval('27) and commissioning('29)

Previously **43Kt**

POSCO Pilbara Lithium Solution

- Final plant completion(Nov. '24)

* POSCO Holdings equity stake: 82%

27

Resource Divsersification New Business Li Commercial-scale application of * Direct Lithium Extraction (DLE ) promises resource diversification. Solutions to put low-grade resources to viable use Quality resources DLE Demo Plant in USA Explore low-grade resources Low-grade resources 28

Objective New Business Li The Lithium business is a Strategic Resource Core. We will grow this core business to reach production capacity of 173Ktpa, generating KRW 4.8 tril. in revenues and KRW 1.8 tril. in operating profits by 2035. 29

Li New Business By exploring diverse future technologies, new businesses, and commercialization opportunities, we aim to cultivate the Next Core group business. New business development & commercialization scheme by domain Commercialize Support New domain as a the technology CAPEX & growth business Next Core Power Infrastructure Mobility Material Net-zero/Recycle Physical AI 30

Li New Business Based on technology tailored to steelmaking, Physical AI solutions will be developed for group-wide application, with the ultimate goal to launch a new business to serve the process industry. Automation and intelligent Investment in promising project experience robotics businesses • • •••• Group-wide application of Physical AI Solution & launch of business model Demo PJT (~’27) Development (~’28) Product Offering (’29~) 31 31

Energy Business Strategy Energy, the Group's New Core Business 32

Energy LNG Upstream Steel Optimize production at existing gas fields; acquire additional fields to deliver reliable energy supply. Continue & expand operation in core regions (SE Asia, Australia); seek entry into the world’s largest gas market (North America) USA Myanmar Indonesia Malaysia Australia 33

Energy LNG Midstream Steel Enhance LNG Trading & Infrastructure; Link upstream (U/S) to downstream (D/S) processes to generate greater synergy Build the foundation for U/S (gas field) & Increase LNG terminal capacity to D/S (power) business expansion spur expansion of adjacent businesses, to achieve 6Mtpa LNG trading e.g., bunkering •• • • • • 34

Energy LNG Downstream Steel Offer low-carbon & distributed power to help meet the national power demand and drive it further to seek global expansion. Apply carbon-reduced Enter distributed district Expand to local and power technology power supply global power business ••• •• 35

Energy Renewable Energy Steel Expand to domestic offshore wind and overseas solar + BESS markets to generate synergy aross group-wide business sectors. Domestic Offshore Wind Overseas Solar + BESS Secure Value Chain Capabilities Project planning & EPC O&M development Equity investment market entry Offshore Wind Power Roadmap 300MW +600MW Offer tailored RE Solution 36 36

Energy Objective Steel Build a replete LNG Value Chain and expand into Renewable Energy (RE) to achieve 2031Operating Profit (OP) of ‘KRW 1.4 tril. +α’ by 2031. domestic overseas Upstream Midstream Downstream Revenue OP 37

Steel Business Strategy Overseas Growth Roadmap 38

Energy Steel India Steel shortage will persist in India due to continuous economic and population growth. India’s MLT Steel Demand 39

Energy Steel India Combining the strengths of POSCO’s technology and JSW’s cost competence to capture opportunities through a JV Steel Mill in a growing market. JV Project Overview Partner • Equity Composition • Production Capacity • Shareholder Responsibilties • Site • Schedule 2026 2027 2028 2029 2030 2031 2032 40

Energy Steel USA Tariffs imposed to bring back manufacturing to America is fueling reshoring; hence, steel demand is expected to grow. US Market Landscape Tariff • Steelmaking Capacity • Automotive Steel Demand • 41

Energy Steel USA To seize opportunities inherent in high-margin & high-growth markets, we will invest in the Louisiana EAF project to respond to demands for low-carbon automotive steel sheets. Project Overview Equity Composition • Location • Capacity • Offtake Volume • Sales Plan • Schedule 2026 2027 2028 2029 2030 2031 2032 42

Energy Steel Indonesia In Indonesia, we plan to expand operations based on PT.KP Phase 1 plant and to build the upstream STS hub. Expansion strategy Carbon steel • • STS • Schedule 2026 2027 2028 2029 STS PT.KP 43

Energy Steel New Demand In the domestic market, we will seek to achieve quality growth by commanding AX-related demand markets, e.g., AI, data centers, power infrastructure, humanoids. Open & Collaboration with AX Ecosystem AX Supply Chain Application • Cooperate with global IT, AC, home appliance manufacturers Data Center • Jointly develop specialized steel with customers Grid • Offer specialized steel and applications as packaged solutions ESS Data Center Grid ESS Power Humanoid AX specialized Power steel package Humanoid Guide the market as a steelmaking leader in AI & power generation materials 44

R&D Strategy Two Key Materials, Lithium & Iron ; LiFe Technology 45

Li Steel

We own diversified technology options that allow the blending of **conventional and proprietary technologies**, offering the ability to extract lithium from diverse resources.

	Ore	Brine	Saline Groundwater	Recycling
Li Concentration	1.2~2.5 %	0.06~0.2 %	~ 0.06 %	4.0 %
Conventional Technology	O (PPLS* Plant 2)	O (P-Argentina**, Brine Li Phase 2)	-	O (POSCO HY Clean Metal)
Prprietary Technology	O (PPLS Plant 1)	O (P-Argentina, Brine Li Phase 1)	Δ (Demo Plant)	Δ (Demo Plant)

*PPLS: POSCO Pilbara Lithium Solution
** P-Argentina: POSCO Argentina

46

Li Steel * As the world’s first company to model BPED lithium production technology, we are pushing boundaries by harnessing AI to innovate processes. Commercial-scale BPED technology Using brine (Argentina) and ore (Korea) materials, a BPED lithium production plant is in commercial operation. • Driving the smart AI process Add efficiency to local plants by applying AI & robotics PPLS (Gwangyang) • Globally integrated operation platform (Starlink-based) P-Argentina • 47

Li Steel * To seek development of non-traditional lithium resources , we will infuse life into DLE, a new conceptual technology that will be tested locally in the U.S. POSCO’s DLE Technology Adsorbent used to make selective lithium extraction; high adsorbent performance and throughput observed • DLE Facility Local demo plant testing Brine Storage Tank Proprietary adsorption facility composition & basic design; testing to be performed on lowest-grade (Li < 100 ppm) brine resource • Sub-material, waste water storage 48

Li Steel In addition to offering reliable supply of lithium hydroxide (LH), we aim to expand our product portfolio by developing lithium dihydrogen phosphate and lithium chloride. Li Products Usage Our Diverse Offerings Li hydroxide (LiOH) NCM battery Li carbonate (Li CO ) 2 3 LFP battery Li dihydrogen phosphate (LiH PO ) 2 4 Solide- state battery Li chloride (LiCl) 49

Li Steel

To ensure the future success of Steel, we will continue to **drive strategic product development, innovate processes and promote AX**.

Strategic Product

Developing next-generation products for future growth industries

New Mobility | AI · Power · Robotics | Energy | Defense

- High-grade e-steel for the power, motor, and physical AI industries
- High Mn steel for the energy (LNG) sector
- Specialized steel for the new generation submarine and tanks

Process Innovation

Innovating processes to achieve unparalleled competition

Quality/Cost innovation | Energy saving | Expand quality steel production volume | Decarbonization

- Cost cutting by creating the steelworks energy roadmap
- New heat processing facility for the next-gen automotive steel sheets
- Testing the hydrogen-reduction ironmaking (HyREX) technology

AX

Mission-oriented AX

Seamless autonomous manufacturing from raw feeds to packaging | Automate high-risk manual work

- Automate material unloading, product crane, and packaging
- Test autonomous driving of the torpedo car
- Deliver on plan to build 10 model Intelligent Factory plants

50

Li Steel Differentiated and specialized steel, designed to serve the AI, power, and defense industries, will fuel our engine to drive market competitiveness. Specialized Steel for AI & Power Specialized Steel for Defense Develop top performance Developing ballistic steel for the next-gen armored vehicle (≥4 Si%) e-steel and high-strength steel for the new submarine Integrated data center solution Humanoid HVDC transformer Data center K2 Tank K9 Artillery Deepwater Submarine 51

Li Steel By demonstrating HyREX, our proprietary hydrogen-reduction ironmaking process, and through global industry collaboration, we will continue to enhance the technology solution. HyREX POSCO proprietary FBR* + electric smelter (EAF) • Enhancing technology value through Open Collaboration • • HyREX Demo Plant Schedule Jun. 2026 2028 2030 Jan. 2024 52

Financial Strategy Shareholder-focused Financial Strategy 53

Update The Finance Strategy at POSCO Holdings has been consistently committed to Coprorate Value Maximization. ’25/E POSCO to remain Restructuring of low- Enhancing governance unlisted performing, non-core assets transparency (’24~ Jun.’26) 54

Update We are committed to shareholder-centered management; in the past 3 years, KRW 4.1 trillion has been expended for shareholder returns and proactive treasury shares cancellation. Cash dividend KRW 2.3 tril. FY ’23~’25 Treasury shares cancellation KRW 1.8 tril. (6.3% retired) Treasury shares cancellation Cash dividend 55

Shareholder Return Policy Reduce Holding Company Discount Investment Strategy Investment Plan Shareholder value will be enhanced through performance-linked policy to boost shareholder returns, predictable dividend payout, and flexible treasury share buyback and cancellation. FY ’26~’28 Target Shareholder Return Ratio : 35-40% of adjusted net profit attributable to controlling interest Performance-linked shareholder return policy Dividend New share Performance-based Stronger predictability payout buyback & cancellation upside sharing of shareholder returns 56

Shareholder Return Policy Reduce Holding Company Discount Investment Strategy Investment Plan Shares of listed subsidiaries currently trading at a discount to NAV will be strategically monetized to upgrade the enterprise value of the holding company. Shareholding Value enhancement of strategy the holding company Resolve holding company discount Optimize shareholdings in key listed subsidiaries Fund POSCO Holdings’ investment in future strategic resources to around 50% by the end of ’27 Maintain financial soundness 10% of generated cash used to fund additional share buyback & cancellation 57

Shareholder Return Policy Reduce Holding Company Discount Investment Strategy Investment Plan We will strengthen professional and accountable management at subsidiaries and enhance stock liquidity to unlock the intrinsic value of our companies in their share prices. Boost enterprise value of listed subsidiaries Enhance management Increase free float to drive higher structure of subsidiaries trading volumes Boost professional and Expand the free float ratio of listed responsible management of subsidiaries for greater weight in key subsidiaries global indices, e.g., MSCI ※ Market conditions and investor demand are considered in monetizing to minimize market impact and supply pressure 58

Shareholder Return Policy Reduce Holding Company Discount Investment Strategy Investment Plan Investment priority will be reassessed with a focus on profitability, and low-profit assets boldly restructured to maximize capital efficiency. Investment policy Restructuring Remaining Completed (FY ’24~’25) Hurdle Rate 6.32% + α 59

Shareholder Return Policy Reduce Holding Company Discount Investment Strategy Investment Plan To drive our Triple-Core Portfolio strategy, we will focus capital and capabilities on core businesses through selective concentration. • • Industrial • • Overseas steel KRW 6.7 tril. • • 16.7 Strategic • • Lithium (ore & brine) KRW 2.4 tril. • • • KRW 29.1tril. • Energy • • LNG & renewables KRW 3.1tril • 11.2 • New Engine • 1.2 60

Financial Target By delivering the Business Portfolio Transformation and Finance Strategy as planned, the Company will reach PBR of 1.0 + α by 2028. 8.4% 54.4% 61

Thank you 62